RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10016454

RECEIVED
2010 OCT 18 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 14, 2010

SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No.: 82-35008

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	**Particulars**
1.	Letters dated October 14, 2010 forwarding a certificate issued by S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2010 and ended on Septemeber 30, 2010.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

10/19

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 14, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38, 6641 8124/25/26
NSE Symbol : RELINFRA

Dear Sir

Sub: Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2010 and ended on September 30, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 14, 2010

The General Manager, Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir

Sub: Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2010 and ended on September 30, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648/2543 2704 Fax: 91-022-2539 0292 E-mail: sna@snaco.net
Website: www.snaco.net

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited,** Registrar and Transfer Agents of **Reliance Infrastructure Limited** and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from **1st April 2010 to 30th September 2010**, the Company dispatched all **5264** share certificates lodged for transfer within one month from the date of lodgment thereof.

In case of **122** share certificates received for consolidation, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange (s).


S. N. ANANTHASUBRAMANIAN & CO.
CP No. 1774
THANE
COMPANY SECRETARIES

S. N. ANANTHASUBRAMANIAN
C. P. Number 1774
Date: 12th October 2010
Place: Thane